[SHIP LOGO VANGUARD/(R)/]


                                                     P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                     610-669-5284
                                                     Lisa_L_Matson@vanguard.com


March 28, 2008

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission           via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      VANGUARD TAX-MANAGED FUNDS
         FILE NO. 33-53683

Dear Mr. Sandoe,

This letter responds to your March 24, 2008 comments on Post-Effective Amendment No. 29 of the above-referenced registrant that was filed on February 7, 2008.


COMMENT 1:     PROSPECTUS - FUND PROFILE VANGUARD TAX-MANAGED BALANCED FUND
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Comment:       Consider additional text in the Primary Investment Strategies to clarify that only the stock portion of the Fund's portfolio, and not the entire Fund portfolio, will loosely track the total return performance of the Russell 1000 Index.

Response:      We have modified the text as follows:

               "The expected result OF THE STOCK PORTION is a portfolio that will loosely track the total return performance of the Index, but with lower taxable income distributions."


COMMENT 2:     PROSPECTUS - FUND PROFILE VANGUARD TAX-MANAGED INTERNATIONAL FUND
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Comment:       Please revise the Primary Investment Strategies to include a description of the Fund's tax-efficient strategy.

Response:      We have modified the text as follows:

               "The Fund uses statistical methods to 'sample' the Index, aiming to closely track its investment performance WHILE LIMITING INVESTMENTS IN INDEX SECURITIES THAT HAVE UNDESIRABLE TAX CHARACTERISTICS IN AN ATTEMPT TO MINIMIZE TAXABLE INCOME DISTRIBUTIONS."

COMMENT 3:        PROSPECTUS - INVESTING IN TAX-MANAGED FUNDS
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Comment:          Page 24 of the Prospectus states that "Each Fund imposes a redemption fee on short-term investors." Does Vanguard consider five years to be short-term?

Response:         Yes. We believe that up to a five-year period for purposes of a redemption fee is appropriate to deter the in-and-out activities of short-term investors. We remain comfortable with the current disclosure.


COMMENT 4:        SAI - DISCLOSURE OF COMPLETE PORTFOLIO HOLDINGS TO SERVICE
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PROVIDERS SUBJECT TO CONFIDENTIALITY AND TRADING RESTRICTIONS
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Comment:          The current disclosure states that complete portfolio holdings are disclosed to Service Providers as part of "ongoing arrangements." Please include some text indicating the frequency or time lag of this disclosure.

Response:         We believe that the disclosure in the paragraph immediately preceding the text in question is sufficient. The text states: "The frequency of disclosure to a Service Provider varies and may be as frequent as daily, with no lag."


COMMENT 5:        TANDY REQUIREMENTS
------------------------------------
As required by the SEC, the Fund acknowledges that:

        o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
        o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
        o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please contact me at 610-669-5284 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Lisa L.B. Matson, Esq.
Securities Regulation, Legal Department